First Hawaiian, Inc.

999 Bishop Street, 29th Floor

Honolulu, HI 96813

February 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:        Notice of Disclosure Filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that First Hawaiian, Inc. has made disclosure pursuant to those provisions in its Annual  Report on Form 10-K for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on February 27, 2019.

Respectfully submitted,

First Hawaiian, Inc.

By:	/s/ Ravi Mallela
Name:	Ravi Mallela
Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)